Exhibit 1.1

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HAVAS

                                                        Paris, January 21st 2004

Press Release

                James R. Heekin is appointed Chairman and CEO of
                              Euro RSCG Worldwide.

                   He replaces Bob Schmetterer who is retiring
                          after 33 years in advertising

Alain de Pouzilhac, Chairman and CEO of Havas, today announced the appointment of James R. (Jim) Heekin as Chairman and CEO of Euro RSCG Worldwide. He replaces Bob Schmetterer who is retiring.

As Chairman and CEO, Jim Heekin will be responsible - with immediate effect - for all the operations of the Euro RSCG Worldwide network. This promotion, announced officially today, has been planned for several months.

Commenting on the appointment, Alain de Pouzilhac stated: "We are very happy that Jim Heekin is now Chairman and CEO of Euro RSCG Worldwide. From the moment he arrived in the Group four months ago he has demonstrated his capacity to be a respected leader, listened to by both his teams and our clients.

As head of Euro RSCG Worldwide, I am confident he is going to develop even further its excellent reputation with existing global clients and win new ones, rendering Euro RSCG Worldwide even more competitive. I have great confidence in Jim. I like the clarity of his vision, his will to win, his desire to develop our principal network and the fact that he is a man of action. I know that he will demonstrate the leadership that we are expecting. His career with McCann-Erickson is the proof that he is a manager of outstanding quality. We will work closely together with the objective of relaunching Euro RSCG Worldwide's organic growth and profitability and propeling the network to a position among world leaders."

Jim Heekin commented: "I am very excited by this opportunity to lead Euro RSCG Worldwide. I thank Alain de Pouzilhac for his confidence and Bob Schmetterer for his many contributions to the company.


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I see tremendous upside potential for the company and a very talented and committed management team. Our core vision to generate Creative Business Ideas(R), which directly impact our clients' business, is both compelling and unique. Furthermore, we believe our reorganization of our many marketing communications assets into fully integrated Power Of One business units, allows us to attack client business issues both quickly and with maximum impact.

I look forward to building Euro RSCG Worldwide's world class capabilities and to working with its great clients and its dedicated people."

Alain de Pouzilhac then went on to say: "I really want to thank Bob Schmetterer, who has enabled Euro RSCG Worldwide to enter the 21st Century with a unique vision. We have shared a lot together and he has made a huge contribution to our company. He pioneered the idea of Creative Business Ideas(R) and Power of One organizations which are today at the heart of Euro RSCG Worldwide strategy.

Bob feels it's time for him to enjoy a different vision of life and we are very happy for him. We are also pleased that he has agreed to continue a strategic relationship with Jim as a senior advisor to the company."

Bob Schmetterer commented: "My decision to retire from advertising is not a sudden one. My wife Stacy and I have been discussing it for the past couple of years and more so over the past several months. It's been 41 years of work and 33 of those years in the advertising business. I've had an advertising career that has let me do it all: work with extraordinary clients, work with brillant creative people, and work with wonderful agency organizations. I've run four agencies and been part of the great advertising and communications revolutions of each of the last four decades.

I discussed all of this with Alain over the past couple of months, and after I made the final decision over the Christmas holidays, we both decided the best course for me and the company was to make the announcement and act on it immediately."

Jim Heekin

Prior to joining Euro RSCG Worldwide, Jim Heekin was Chairman and CEO of McCann-Erickson WorldGroup and McCann-Erickson Worldwide. He was named to the former position in March 2000 after assuming the latter in January 2000. His other positions have included Worldwide Executive Vice President, Regional Director of the Europe/Middle East/Africa region of McCann-Erickson Worldwide. He was named to the London-based post in April 1998 after having served as Regional Director of McCann North America. Under his leadership, McCann was named 1999 "European Agency of the Year" and Universal McCann, the agency's media operation, was named 1999 "Media Agency of the Year." This marked the first time that one agency won both Media & Marketing magazine honors. In addition, Heekin was a key member of the team that won AdWeek magazine's 1998 and 1999 "Global Agency of the Year" honors.

Jim Heekin joined McCann in 1993 as Regional Director of North America and led the agency's development of major quality initiatives in the areas of Strategic Planning, Creativity and Total Communications. This effort directly contributed to an outstanding track record in client stability and retention and was a major factor in the agency's win of


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more Effie Awards than any other agency in 1996, 1997, and 1998. It also helped produce record new business years.

Jim Heekin began his advertising career in 1975 in the Research Department of J. Walter Thompson. He left the agency in 1978 to join General Foods in brand management. In 1980, he joined Bozell Worldwide as Executive Vice President, Managing Director on the Chrysler account. He returned to JWT in 1985 where he was responsible for both the Miller and Burger King accounts. In 1988 he was appointed General Manager of JWT New York and elected to the agency's Worldwide Board of Directors. He is a graduate of Williams College.

Bob Schmetterer

Bob Schmetterer, who recently turned 60, has guided Euro RSCG Worldwide as CEO for the past 7 years and has been COO of Havas for the past twelve months. He has also been a member of the Havas Board of Directors and Executive Committees for the past 10 years. Under Bob Schmetterer's leadership, Euro RSCG Worldwide has become a leading global marketing communications agency, with operations in 75 countries. In this time, Euro RSCG Worldwide formed one of the world's largest Interactive as well as one of the largest Marketing Services groups. The agency also has Euro RSCG Life, one of the world's leading Health communications groups, and a Corporate Communications group.

Bob Schmetterer began his advertising career at Scali McCabe Sloves in 1971 where he spent 13 years running many of the agency's most famous accounts and becoming President of the New York office in 1980. In 1984 he became President and CEO of HCM Worldwide, a joint venture of Y&R and Eurocom. In 1987 he joined partners Tom Messner, Barry Vetere, Ron Berger and Wally Carey to become president of what would become Messner, Vetere, Berger, McNamee Schmetterer. That agency would become the New York agency of Euro RSCG Worldwide.

Bob Schmetterer has long been recognized as one of advertising's leading innovators. His vision and belief that people in the advertising industry are best-equipped to think creatively about communications has been integral in developing Euro RSCG Worldwide's Creative Business Ideas(R). Bob Schmetterer is considered an authority on consumer market dynamics, advertising agency organization, and communications technology.


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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,500 people.

Further information about Havas is available on the company's website: www.havas.com

About Euro RSCG Worldwide

Euro RSCG Worldwide, a leading integrated marketing communications agency, is made up of 233 offices located in 75 countries throughout Europe, North America, Latin America, and Asia Pacific. Euro RSCG provides advertising, marketing services, corporate communications, and interactive solutions to global, regional, and local clients. The agency's client roster includes Airbus, Air France, Aventis, Cap Gemini, BNP Paribas, Danone Group, Intel Corporation, LVMH Louis Vuitton, MCI, PSA Peugeot Citroen, Polaroid, Reckitt Benckiser, and Volvo. Headquartered in New York, Euro RSCG Worldwide is the largest unit of Havas, a world leader in communications (NASDAQ: HAVS - Euronext Paris SA: HAV.PA).

Contacts:

Havas:

Communications:                   Simon Gillham
                                  Tel: +33 (0)1 58 47 90 40
                                  simon.gillham@havas.com

Investor Relations:               Virginia Jeanson
                                  Tel: +33 (0)1 58 47 91 34
                                  virginia.jeanson@havas.com

                                  Catherine Francois
                                  Tel: +33 (0)1 58 47 91 35
                                  catherine.francois@havas.com

Euro RSCG Worldwide:

Communications:                   Peggy Nahmany
                                  Tel : + 1 212 886 2041
                                  Tel : +33 6 20 14 96 16
                                  peggy.nahmany@eurorscg.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B


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